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eaglebarcc

COMMUNITY—A FULLY RENOVATED SPACE WITH STATE-OF-THE-ART LIGHTING, SOUND, AND A BEAUTIFUL NEW PATIO. THIS IS MORE THAN A BUSINESS; IT'S A LEGACY PROJECT. WE ARE OFFERING A LIMITED REVENUE-SHARING OPPORTUNITY FOR OUR COMMUNITY MEMBERS TO BECOME FOUNDING PARTNERS IN THIS VENTURE. THIS IS YOUR CHANCE TO
INVEST IN A LANDMARK BUSINESS
FOR YEARS TO COME.
nder.com/eaglecathedralcitylimited

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**eaglebarcc** Eagle Cathedral City is on a mission to build something incredible and we're inviting you to join the journey! Our revenue sharing opportunity is now open. If you're ready to be part of something amazing, let's do this!

Make your reservation at
wefunder.com/eaglecathedralcitylimited
Link in bio.

Wefunder "Testing the waters legal disclosure" can be found at
https://help.wefunder.com/testing-the-waters-legal-disclosure
Link in bio.

**jonvetti777** can't wait 😍

**riclido** I'm in! Great idea!

**eaglebarcc**
CID, Taylr Renee · Fancy $hit